Exhibit 2
The Westaim Corporation
Management’s Discussion and Analysis
Nine months ended September 30, 2007
This interim Management’s Discussion and Analysis prepared as at November 8, 2007 should be read in conjunction with Management’s Discussion and Analysis included in the annual report of the Company for the year ended December 31, 2006. Additional information relating to the Company can be found at www.westaim.com and www.sedar.com.
Description of the Business
The Westaim Corporation (the “Company”) develops high potential technologies in certain fast growing sectors of the economy. The Company’s business opportunities include iFire Technology Corp. (“iFire”), a company with a novel flat panel display technology and Nucryst Pharmaceuticals Corp. (“Nucryst”), a company that develops, manufactures and commercializes innovative medical products that fight infection and inflammation.
On April 23, 2007, the Company announced that it was undertaking a review of its business strategy. The Board of Directors directed management of the Company to consider strategic alternatives to maximize value for shareholders. As part of the strategic review, in the second quarter of 2007, the Company sold its real estate holdings in Fort Saskatchewan, Alberta for net proceeds of $14.4 million and recorded a gain on the sale of these assets of $8.6 million. In addition, the Company announced operational changes at iFire and organization changes at the corporate offices of the Company. At iFire, staffing levels were reduced to a core team focused on advancing phosphor performance and reducing variability in luminance, life and uniformity. On November 13, 2007, the Company announced that it is further reducing staff levels at iFire and will seek a buyer for the business, facilities and intellectual property associated with iFire’s proprietary technology.
Corporate operations in Fort Saskatchewan and Calgary are also being reduced as part of the broader corporate reorganization. On May 23, 2007, Drew Fitch, formerly Senior Vice-President & Chief Financial Officer of the Company, was appointed President & Chief Executive Officer and appointed to the Company’s Board of Directors. Mr. Fitch continues as Chief Financial Officer.
On August 22, 2007, Nucryst announced the appointment of Thomas E. Gardner as Chairman, President & Chief Executive Officer replacing Scott Gillis as President & Chief Executive Officer.
Reorganization costs, including severance and transition costs of $2.3 million have been included in operating costs in the third quarter of 2007 with $6.6 million included for the nine months ended September 30, 2007. Costs for the Company’s restructuring are estimated to total $7.6 million by the end of the first quarter of 2008. This estimate of restructuring costs has increased by $2.0 million from the $5.6 million estimate at June 30, 2007 as the result of additional staff reductions at iFire and at the corporate level. Details of the costs of this restructuring are reported in note 13 of the Company’s interim consolidated financial statements for the nine months ended September 30, 2007.
On April 10, 2007, the Company received notice from NASDAQ that, for 30 consecutive business days, the bid price of the Company’s common stock listed on NASDAQ had closed below U.S. $1.00, which is in contravention of NASDAQ’s Marketplace Rules. The Company was given 180 calendar days to regain compliance by achieving a bid price at or above U.S. $1.00 per share for a minimum of ten consecutive days. The Company did not regain compliance with the bid price requirement. Effective October 18, 2007, the Company’s shares were delisted from the NASDAQ national market and suspended from trading. Over the past 12 months, more than 80% of the Company’s trading by volume has occurred on the Toronto Stock Exchange (“TSX”) and the Company will continue to trade on the TSX under the symbol WED.
Consolidated Results – Three Months ended September 30, 2007
For the three months ended September 30, 2007, the Company reported a net loss of $17.1 million compared to a net loss of $9.6 million for the three months ended September 30, 2006. Revenues for the three months ended September 30, 2007 were $7.8 million compared to $8.2 million for the same period in 2006.
Operating costs for the third quarter of 2007 of $20.6 million were $1.5 million more than the $19.1 million of operating costs incurred in the same period of 2006. The 2007 operating costs include one-time costs of $2.3 million related to the corporate reorganization noted above, which are included in corporate costs and a $2.2 million increase in depreciation expense compared to 2006. These increases were partially offset by reduced operating costs at iFire and lower manufacturing costs at Nucryst resulting primarily from lower product shipments.
Corporate costs for the three months ended September 30, 2007 were $4.1 million compared to a recovery of $0.3 million in the comparable period in 2006. This increase reflects the one-time corporate restructuring expenses of $2.3 million. In addition, stock-based compensation expense included in corporate costs was $0.5 million for the three months ended September 30, 2007 compared to a recovery of $1.5 million in the same period of 2006, as a result of the decrease in the Company’s share price in the third quarter of 2006.
Interest income was $0.6 million for the three months ended September 30, 2007 compared to $0.7 million in the same period in 2006.
In the third quarter of 2007, the Company recorded a reduction in the estimated fair value of its investment in Canadian third party asset-backed commercial paper (“Third Party ABCP”) of $3.0 million compared to $nil in the same period of 2006. This is discussed under Liquidity and Capital Resources below.
Also in the third quarter of 2007, the Company recorded a $1.2 million write-down of capital assets at Nucryst for assets replaced with newer, more efficient production equipment.
Foreign exchange losses of $1.4 million for the three months ended September 30, 2007 were $1.4 million higher than the comparable period in 2006 reflecting the continuous strengthening of the Canadian dollar against the U.S. dollar in the third quarter of 2007.
Operating costs in the third quarter of 2007 compared to the same period in 2006 are as follows:

	Three months ended September 30
		% of		% of
($millions)	2007	Revenue	2006	Revenue

Manufacturing	$3.8	48%	$5.4	66%
Research and development	4.3	54%	8.8	107%
General and administrative	2.7	35%	1.7	20%
Depreciation and amortization	5.7	73%	3.5	43%
Corporate costs	4.1	52%	(0.3)	(4)%

	$20.6	262%	$19.1	232%

Operations
Operations reflect the results of the Company’s subsidiaries, iFire and Nucryst.
iFire Technology Corp. – iFire, based in Toronto, Ontario, has developed a proprietary full-colour solid-state display technology with its primary target being the fast-growing large-screen TV market.
iFire’s operating loss for the three months ended September 30, 2007 was $8.4 million, unchanged from the same period in 2006. iFire cash operating costs declined by $2.7 million compared to the same period in 2006 as a result of the staff reductions announced in May 2007. These savings were offset by a $2.6 million increase in depreciation expense relating primarily to a reduction in the remaining estimated useful life of iFire’s pilot plant capital assets.
In 2007, iFire operations in the pilot facility have been primarily focused on optimizing process parameters to achieve performance suitable for commercial production with greater consistency, particularly in luminance, life, colour and uniformity. iFire has

The Westaim Corporation
Management’s Discussion and Analysis
Nine months ended September 30, 2007
Operations (continued)
been producing and testing 2” x 2” pixels for this data analysis and some progress has been made to tighten the variability on the parameters important to potential manufacturing partners. However, additional work is required to reduce variability and to transfer processes used on pixels to larger format display prototypes and to perform further optimization.
iFire Outlook – As a result of the uncertainty of future development timeframes and the requirement for development capital extending beyond previous expectations, the Company has decided to suspend research and development on its novel technology and to seek a buyer for the iFire business and its assets. Operating expenses, excluding severance costs and depreciation, will be significantly lower in the fourth quarter of 2007 compared to the third quarter of 2007. Estimated additional severance costs are discussed in note 14 of the interim consolidated financial statements.
Nucryst Pharmaceuticals Corp. – Nucryst researches, develops and commercializes medical products based on its noble metal nanocrystalline technology. At September 30, 2007 Westaim owned 74.6% of Nucryst’s common shares compared to 74.8% at December 31, 2006. Nucryst’s operating loss for the third quarter of 2007 was $0.2 million compared to $2.6 million in the third quarter of 2006. Product related revenue in the third quarter of 2007, before adjustments of $3.5 million resulting from amendments to the Smith & Nephew plc (“Smith & Nephew”) agreements discussed below, decreased 24.8% to $6.2 million compared to $8.2 million in the same period in 2006 primarily as a result of a significant inventory build by Smith & Nephew in 2006. Product related revenue includes licensing royalties and manufacturing revenue relating to Acticoat™ products sold by, and produced for, Smith & Nephew.
The financial results of Nucryst for the three months and nine months ended September 30, 2007 compared to the same period of 2006 are as follows:

	Three months ended		Nine months ended
	September 30		September 30
($millions)	2007	2006	2007	2006

Wound care product revenue	$2.7	$8.2	$15.5	$22.5
Milestone revenue	5.1	—	5.1	—
Manufacturing costs (1)	4.0	5.6	12.0	15.1
Wound care gross margin excluding milestone revenue	(1.3)	2.6	3.5	7.4
Nucryst operating loss	(0.2)	(2.6)	(4.2)	(9.0)

(1)	Manufacturing costs include related depreciation.
On September 30, 2007, Nucryst signed amended agreements with Smith & Nephew for the manufacture and sale of Acticoat™ products. These agreements are amendments to the original agreements entered into in 2001 when Smith & Nephew purchased the Acticoat™ brand from Nucryst and granted Nucryst exclusive manufacturing rights, plus manufacturing cost reimbursement, a royalty on sales and milestone payments linked to agreed-upon sales and performance targets. Nucryst believes that the advanced wound care market, including the silver dressing segment, has become significantly more competitive since the original agreements were signed in 2001. Both parties recognized the need to restructure the agreements to better enable the parties to work jointly and individually to support both the continued growth of Acticoat™ products and their respective businesses in the context of increasing competitive pressures.
The material changes to the agreements are as follows:
▪ Nucryst earned a U.S. $5.0 million milestone payment in the third quarter of 2007 reflecting revisions in milestone sales targets. The achievement criterion for the remaining milestone payments remains unchanged under the new agreements. The maximum amount of milestone payments that Nucryst may receive is U.S. $56.5 million, of which, U.S. $24.0 million has been earned as at September 30, 2007.
▪ Under the previous agreements, the price paid by Smith & Nephew for Acticoat™ products was Nucryst’s fully allocated cost of goods sold including equipment depreciation. To provide Smith & Nephew with greater costing certainty of the Acticoat™ product line, the costing mechanism has been amended effective January 1, 2007 to a fixed overhead charge plus direct costs which will be established annually.
▪ The overhead charge payable by Smith & Nephew in 2007 through 2009 has been fixed at a minimum floor amount equal to the 2007 overhead charge. This floor amount will be payable by Smith & Nephew regardless of the actual volume of Acticoat™ products ordered by Smith & Nephew. Nucryst may use any actual overhead cost savings achieved by Nucryst over the next two years to offset an annual manufacturing cost rebate in the amount of U.S. $4.5 million that Nucryst has agreed to make to Smith & Nephew beginning in 2007 through 2009.
▪ Nucryst recorded a U.S. $3.5 million reduction in wound care product revenue in the third quarter of 2007 reflecting nine months impact of the 2007 manufacturing cost rebate. The full U.S. $4.5 million 2007 payment was made to Smith & Nephew in October 2007. In 2010, the parties will establish new fixed prices after taking into account the cost savings achieved by Nucryst in the previous two years.
▪ A non-compete clause has been deleted from the agreements to allow Smith & Nephew to broaden their wound care dressings product line to include other forms of silver. In exchange, Smith & Nephew’s exclusive license has been limited to existing Acticoat™ products and any new wound care or burn products that the parties agree to develop together using Nucryst’s Silcryst™ technology.
▪ New products developed alone by Nucryst that contain Silcryst™ technology or any new form of nanocrystalline silver developed by Nucryst will be initially offered to Smith & Nephew. If Smith & Nephew declines to commercialize any of these products on terms acceptable to Nucryst, Nucryst will be free to pursue other commercialization options.
▪ Nucryst will contribute services towards the joint development of new products with Smith & Nephew up to a maximum amount per year equivalent to 1.5% of Smith & Nephew’s sales of Acticoat™ products in the year. This replaces a system whereby Smith & Nephew reimbursed Nucryst for all of its product development costs.
▪ Royalty rates will be maintained, except for the elimination of a supplemental royalty that was payable to Nucryst only if certain gross profit margins were achieved on sales of Acticoat™ products over a specified threshold.
Nucryst is developing new products to extend its nanocrystalline silver technology to the treatment of a variety of skin conditions. In clinical studies completed in 2006, the NPI 32101 cream was well tolerated and the incidence of all adverse events was low and was not different among the NPI 32101 treated groups and the placebo treated patients. Nucryst believes its NPI 32101 cream has the potential to treat a variety of skin conditions and is exploring ways to bring this safe, stable antimicrobial cream to market. In December 2006, Nucryst filed a 510(k) with the U.S. Food & Drug Administration (“FDA”) for its NPI 32101 cream and on July 19, 2007 the FDA granted Nucryst 510(k) clearance for a prescription topical cream containing NPI 32101 as a broad-spectrum antimicrobial barrier. Gaining FDA clearance is a first step toward marketing this proprietary technology in this new formulation. Nucryst is actively exploring commercialization options and as part of this process, market plans and timing for this product will be determined.
Nucryst Outlook - The overall combined impact of all of the amendments to the Smith & Nephew agreements discussed above on Nucryst’s financial results is not expected to be significant in 2007. However, the changes could have a material adverse effect on Nucryst’s quarterly financial results in subsequent periods depending on the timing of payments made to and received from Smith & Nephew, Smith & Nephew’s sales of Acticoat™ products, the achievement of cost savings by Nucryst, and the receipt by Nucryst of further milestone payments. In the longer term, Nucryst expects the amendments to the agreements to further facilitate its ongoing efforts to expand Nucryst’s business opportunities while enabling it to continue to support Smith & Nephew to realize the future growth potential of the Acticoat™ products. The markets for ActicoatTM wound care products continue to be highly competitive as new silver products enter the market.
Although research and development expenditures are expected to decline in 2007, the Company expects that earnings from Nucryst’s wound care products will be more than offset by costs related to research into new medical products. Capital expenditures at Nucryst are not expected to be significant for the balance of 2007.

The Westaim Corporation
Management’s Discussion and Analysis
Nine months ended September 30, 2007
Contractual Commitments
The Company’s contractual commitments as at September 30, 2007 are as follows:

	Payments due by Period
		Less than	1 – 3	3 – 5	More than
($millions)	Total	1 Year	Years	Years	5 Years

Operating lease obligations	$8.7	$1.7	$3.0	$2.4	$1.6
Contractual obligations	9.0	—	9.0	—	—
Supplier purchase obligations	1.8	1.8	—	—	—

	$19.5	$3.5	$12.0	$2.4	$1.6

Consolidated Results – Nine months ended September 30, 2007
For the nine months ended September 30, 2007, the Company reported a net loss of $31.2 million compared to a net loss of $39.5 million for the same period in 2006. Results for the nine months ended September 30, 2007 include a dilution gain of $4.5 million described in note 3 to the interim consolidated financial statements and an $8.6 million gain on the sale of the Fort Saskatchewan real estate discussed above.
These gains are partially offset by $6.6 million in reorganization costs, discussed in note 13 to the interim consolidated financial statements, the $3.0 million reduction in the estimated fair value of the Company’s investment in Third Party ABCP reported in the third quarter of 2007 discussed in Liquidity and Capital Resources below, and the write-down of capital assets at Nucryst of $1.2 million in the third quarter of 2007.
Nucryst wound care product related revenues for the first nine months of 2007 decreased 15.4% to $19.0 million, before adjustments of $3.5 million resulting from amendments to the Smith & Nephew agreements, compared to $22.5 million in the same period in 2006, reflecting lower product shipments to Smith & Nephew.
Nucryst’s operating loss for the nine months ended September 30, 2007 of $4.2 million is $4.8 million lower than the same period of 2006 as there has been no spending on pharmaceutical clinical trials in 2007.
iFire’s operating loss for the nine months ended September 30, 2007 was $24.3 million, before restructuring costs of $2.7 million, $4.4 million less than the same period in 2006, primarily due to reduced operating expenses and lower staff levels, partially offset by increased depreciation expense of $2.6 million.
Corporate costs of $9.0 million for the nine months ended September 30, 2007 were $4.0 million higher than the same period in 2006 primarily as a result of one-time costs of $4.0 million relating to the operational restructuring announced in May 2007.
Liquidity and Capital Resources
At September 30, 2007, the Company had consolidated cash and short-term investments of $32.6 million, compared to $62.8 million at December 31, 2006 and $55.6 million at June 30, 2007.
Cash used in operating activities totaled $5.3 million in the three months ended September 30, 2007, which is $6.1 million less than the $11.4 million used in the same period in 2006. This reduced use of cash reflects the lower operating losses at Nucryst, discussed above, offset by one-time corporate restructuring costs as well as non-cash working capital changes. Capital expenditures of $0.4 million in the third quarter of 2007 were $2.3 million less than the same period in 2006, reflecting capital projects that were underway at iFire and Nucryst in 2006.
At September 30, 2007, Nucryst had cash and short-term investments of $20.4 million compared to $22.2 million at December 31, 2006 and $21.6 million at June 30, 2007. These funds are not accessible by the Company to fund its own operations or to fund the operations of iFire.
On August 20, 2007, in response to the liquidity situation in the asset-backed commercial paper market, the Company announced that it had $19.7 million invested in Third Party ABCP maturing on various dates over the following two months. During the third quarter, the Company realized $2.7 million on the maturity of one investment in Third Party ABCP. Other Third Party ABCP investments that have matured have had their maturity dates extended as permitted under the terms of the notes.
At September 30, 2007, the Company held $17.0 million in Third Party ABCP. Third Party ABCP held by the Company was rated by the Dominion Bond Rating Service (“DBRS”) as R-1 (high) and met the criteria of the Company’s investment policy. An R-1 (high) rating by DBRS is the highest rating available for commercial paper.
DBRS placed several Third Party ABCP issuers “Under Review with Developing Implications” following an announcement on August 16, 2007 that a consortium representing banks, asset providers and major investors had agreed in principle to a long-term proposal and interim agreement regarding Third Party ABCP (the “Montreal Proposal”). Under this proposal, the affected Third Party ABCP would be converted into term floating rate notes maturing no earlier than the scheduled termination dates of the underlying assets. The Montreal Proposal called for investors to continue to roll their Third Party ABCP during the standstill period.
On September 6, 2007, a Pan Canadian Committee (the “Committee”) was formed to oversee the proposed restructuring process of the Third Party ABCP. In October, 2007, the Committee stated that it had obtained an extension of the original standstill period from October 15, 2007 to December 14, 2007. The Company is assessing its alternatives to recover the full value of its Third Party ABCP.
The Company has classified its Third Party ABCP as long-term investments since Management believes that there is no assurance that these assets will be restructured to mature within a 365-day period. The Third Party ABCP in which the Company has invested has not traded in an active market since mid-August 2007 and there are currently no market quotations available. The Company has estimated the fair value of its investments in Third Party ABCP considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. This valuation has resulted in a reduction of $3.0 million to the estimated fair value of the Third Party ABCP for the three and nine months ended September 30, 2007. Continuing uncertainties regarding the value of the assets which underlie the Third Party ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further change in the fair value of the Company’s investment in the Third Party ABCP which would impact the Company’s future results from operations.
The Company had $12.2 million in cash and Banker’s Acceptances at September 30, 2007, and has the ability to generate cash from other sources including access to a $12.6 million credit offer from a major Canadian financial institution that was obtained subsequent to September 30, 2007. This credit line will be secured by equivalent value in the Company’s investments in Third Party ABCP. The Company, therefore, has sufficient cash, liquid investments and credit facilities to satisfy its financial obligations as they become due over the next twelve months.
The Company’s total capital expenditures and capital commitments are not expected to be significant for the balance of 2007.
Share Capital
As at November 1, 2007, the Company had 94,135,535 common shares outstanding and 4,295,065 options outstanding, exercisable for common shares.

The Westaim Corporation
Management’s Discussion and Analysis
Nine months ended September 30, 2007
Quarterly Financial Information

	Q3	Q2	Q1	Q4
(000, except per share data)	2007	2007	2007	2006

Revenue	$7,839	$6,686	$6,131	$5,140
Net loss	$(17,138)	$(7,388)	$(6,700)	$(11,019)
Net loss per common share – basic and diluted	$(0.18)	$(0.08)	$(0.07)	$(0.12)

	Q3	Q2	Q1	Q4
	2006	2006	2006	2005

Revenue from continuing operations	$8,203	$6,995	$7,253	$5,607
(Loss) income from continuing operations	$(9,552)	$(11,980)	$(18,006)	$19,483
(Loss) income per common share from continuing operations – basic and diluted	$(0.10)	$(0.13)	$(0.19)	$0.21
Net (loss) income	$(9,552)	$(11,980)	$(18,006)	$21,998
Net (loss) income per common share – basic and diluted	$(0.10)	$(0.13)	$(0.19)	$0.24

Disclosure Controls and Internal Controls over Financial Reporting
The Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and concluded that the Company’s disclosure controls and procedures were effective as of September 30, 2007 and in respect of the most recent 2007 interim reporting period.
The Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).
As part of its annual assessment process, Management evaluated the design and operation of the Company’s internal control over financial reporting as of December 31, 2006, and concluded that such internal control over financial reporting was effective. There were no material weaknesses identified by Management in this regard. There have been no changes in internal control over financial reporting during the nine months ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.
Critical Accounting Policies and Recently Adopted Accounting Pronouncements
The Company has established detailed policies and control procedures that are intended to ensure that Management’s judgments and estimates are well controlled, independently reviewed and consistently applied from period to period. Management believes that its estimates for determining the valuation of the Company’s assets and liabilities are appropriate.
Changes in Significant Accounting Policies
Financial Instruments, Hedges, Comprehensive Income and Equity
Effective January 1, 2007, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, Financial Instruments – Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income; Section 3251, Equity; and Section 3861, Financial Instruments – Disclosure and Presentation, with respect to the accounting for financial instruments and hedges as well as the recognition of certain transition adjustments that have been recorded in other comprehensive income. These standards were adopted retroactively without restating prior years.
On adoption of Section 1530, Comprehensive Income, the Company prepared an additional statement, Consolidated Statement of Comprehensive Income, as part of the interim consolidated financial statements.
For a description of the other principal changes on adoption of these new standards and for further details on changes in significant accounting policies, refer to note 1 to the interim consolidated financial statements for the nine months ended September 30, 2007.
Accounting Changes
Effective January 1, 2007, the Company also adopted CICA Handbook Section 1506, Accounting Changes, which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. Under the new standard, accounting changes should be applied retrospectively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policies are made only when required by a primary source of GAAP or the change results in more relevant and reliable information. The Company determined that the application of this Section did not have any impact on the interim consolidated financial statements.
Future Changes in Significant Accounting Policies
Capital Disclosure
In November 2006, the CICA issued new Handbook Section 1535, Capital Disclosures, effective for annual and interim periods beginning on or after October 1, 2007. This Section establishes standards for disclosing information about an entity’s capital and how it is managed in order that a user of the financial statements may evaluate the entity’s objectives, policies, and processes for managing capital. This new standard is not expected to have a material effect on the Company’s consolidated financial statements.
Disclosure and Presentation of Financial Instruments
Effective January 1, 2008, the Company will be required to adopt two new CICA standards, Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation, which will replace Section 3861, Financial Instruments – Disclosure and Presentation. The new Disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how these risks are managed. The new Presentation standard carries forward the former presentation requirements. The new financial instruments presentation and disclosure requirements were issued in December 2006 and the Company is currently assessing the impact these new standards will have on its consolidated financial statements.
Inventories
Effective January 1, 2008, the Company will be required to adopt CICA Section 3031, Inventories. This Section relates to the accounting for inventories and revises and enhances the requirements for assigning costs to inventories. The Company is currently assessing the impact of the implementation of this standard on its consolidated financial statements.
Convergence with International Reporting Standards
In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public entities, being converged with International Financial Reporting Standards over a transitional period currently expected to be about five years. The precise timing of convergence will depend on an Accounting Standards Board progress review to be undertaken by early 2008. The impact of this transition on the Company’s consolidated financial statements has not yet been determined; however, management continues to monitor these regulatory developments.

The Westaim Corporation
Management’s Discussion and Analysis
Nine months ended September 30, 2007
Forward-looking Statements
Certain portions of this Management’s Discussion and Analysis, as well as other public statements by Westaim, contain forward-looking statements including but not limited to forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. The words “strategy”, “may”, “will”, “outlook”, “intends”, “believes”, “estimate”, “estimated”, “target”, “focused”, “developing”, “potential”, “exploring”, “determined”, “required”, “likely”, “future”, “material”, “expect”, “expects”, “expected” and words and expressions of similar import, are intended to identify forward-looking statements. Such forward-looking statements include but are not limited to statements concerning commercialization strategies, alternatives and objectives of the Company; estimates related to the costs and expected savings from operational changes and restructuring; projected severance costs and depreciation; technology development and investment strategies of the Company; strategic alternatives to maximize value for shareholders; expectations related to development, transfer and optimization of manufacturing processes; strategies relating to exploiting the development and commercialization of iFire’s flat panel display technology; Westaim’s intention to reduce iFire research and development costs and seek a buyer for the iFire business and assets; expectations regarding research and development expenditure levels; statements relating to financing requirements and capital expenditures of the Company or its subsidiaries; Nucryst new product development; potential Nucryst milestone revenue; the potential of NPI 32101 for the treatment of skin conditions and market plans and timing for the product; Nucryst’s exploration of commercialization options; expectations regarding the impact of amendments to Nucryst’s agreements with Smith & Nephew; expected capital expenditures and capital commitments; the sufficiency of Westaim’s cash, liquid investments and credit facilities to satisfy its financial obligations; and requirements related to new CICA standards, internal controls over financial reporting and future changes in significant accounting policies. These statements are based on current expectations that are subject to risks, uncertainties and assumptions and the Company can give no assurance that these expectations are correct. The Company’s actual results could differ materially from those anticipated by these forward-looking statements for various reasons generally beyond our control, including: (i) market and competing technology developments which might affect the willingness of potential iFire partners to manufacture and market iFire products; (ii) cost estimates based upon assumptions which may prove to be unrealistic; (iii) delays or problems in receiving regulatory approvals for Nucryst’s products, including from the FDA; (iv) the degree to which Smith & Nephew plc succeeds in selling Acticoat™ products; (v) unexpected obstacles or complexities associated with developing iFire or Nucryst technology, manufacturing processes and new applications; (vi) unforeseen complexities and delays associated with the sale of iFire and its assets; (vii) patent and technical hurdles which might inhibit or delay the ability of iFire or Nucryst to develop or commercialize technologies or products; (viii) general economic, market, financing, regulatory and industry developments and conditions in the industries that the Company serves, which among other things might affect the demand for electronic materials and pharmaceutical products or the ability to raise new capital or affect potential partner ability to contribute financially; (ix) the activities of our competitors and technological developments that diminish the attractiveness of our products; and (x) other risk factors set forth in the Company’s Form 40-F as filed with the U.S. Securities and Exchange Commission, or in the Company’s Annual Report or Annual Information Form. The Company disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

THE WESTAIM CORPORATION
Consolidated Statements of Operations
(unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
(thousands of dollars except per share data)	2007	2006	2007	2006

Revenue (note 10)	$7,839	$8,203	$20,656	$22,451
Costs
Manufacturing	3,786	5,382	11,392	14,425
Research and development	4,260	8,769	18,191	30,212
General and administrative	2,737	1,669	9,339	4,664
Depreciation and amortization (note 5)	5,711	3,539	12,851	10,641
Corporate costs	4,092	(304)	9,011	5,073

Operating loss	(12,747)	(10,852)	(40,128)	(42,564)

Foreign exchange (losses) gains	(1,393)	23	(3,513)	(2,230)
Interest income	580	725	1,689	2,524
Change in fair value of third party asset-backed commercial paper (note 4)	(2,981)	—	(2,981)	—
Write-down of capital assets (note 5)	(1,199)	—	(1,437)	—
Gain on sale of capital assets (note 9)	—	—	8,647	110
Dilution gain (note 3)	—	—	4,525	—
Loss on issuance of shares of subsidiary (note 2)	(98)	(10)	(121)	(94)
Non-controlling interest (note 2)	702	527	2,099	2,756

Loss from operations before income taxes	(17,136)	(9,587)	(31,220)	(39,498)

Income tax (expense) recovery	(2)	35	(6)	(40)

Net loss for the period	$(17,138)	$(9,552)	$(31,226)	$(39,538)

Net loss per common share – basic and diluted (note 11)	$(0.18)	$(0.10)	$(0.33)	$(0.42)

Weighted average number of common shares outstanding (thousands)	94,098	93,944	94,047	93,369

Consolidated Statements of Comprehensive Loss

Net loss for the period	$(17,138)	$(9,552)	$(31,226)	$(39,538)
Unrealized (loss) gain on translation of net foreign operations	(430)	10	(958)	(276)

Total comprehensive loss	$(17,568)	$(9,542)	$(32,184)	$(39,814)

Consolidated Statements of Deficit

Deficit at beginning of period	$(331,936)	$(297,277)	$(317,848)	$(267,291)
Net loss for the period	(17,138)	(9,552)	(31,226)	(39,538)

Deficit at end of period	$(349,074)	$(306,829)	$(349,074)	$(306,829)

THE WESTAIM CORPORATION
Consolidated Balance Sheets
(unaudited)

	September 30	December 31
(thousands of dollars)	2007	2006

ASSETS

Current
Cash and cash equivalents	$32,645	$45,381
Short-term investments	—	17,451
Accounts receivable (note 10)	10,842	8,314
Inventories	5,880	8,506
Other	1,880	604

	51,247	80,256

Investments (note 4)	14,053	—
Capital assets (notes 5 and 9)	46,637	63,958
Intangible assets	3,409	4,125

	$115,346	$148,339

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities (note 10)	$13,701	$7,797
Current portion of long-term debt (note 6)	—	8,000

	13,701	15,797

Deferred gain (note 3)	1,284	—

Provision for site restoration	6,760	6,760

	21,745	22,557

Non-controlling interest (note 2)	10,921	12,805

Shareholders’ equity
Common shares (note 7)	426,262	426,122
Contributed surplus (note 8)	7,126	5,379
Accumulated other comprehensive loss (note 1)	(1,634)	(676)
Deficit	(349,074)	(317,848)

	82,680	112,977

	$115,346	$148,339

THE WESTAIM CORPORATION
Consolidated Cash Flow Statements
(unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
(thousands of dollars)	2007	2006	2007	2006

Operating Activities
Net loss	$(17,138)	$(9,552)	$(31,226)	(39,538)
Items not affecting cash
Gain on sale of capital assets	—	—	(8,647)	(110)
Change in fair value of third party asset-backed commercial paper (note 4)	2,981	—	2,981	—
Depreciation and amortization	5,711	3,539	12,851	10,641
Stock-based compensation expense	702	483	1,840	1,223
Non-controlling interest	(702)	(527)	(2,099)	(2,756)
Loss on issuance of shares of subsidiary	98	10	121	94
Write-down of capital assets	1,199	—	1,437	—
Dilution gain	—	—	(4,525)	—
Foreign exchange on long-term debt	—	—	—	122
Foreign exchange on short-term investments	—	(41)	—	(52)
Accounts receivable	(5,292)	(2,633)	(2,796)	(1,863)
Inventories	1,595	376	2,620	(245)
Other	(671)	414	(1,289)	(241)
Accounts payable and accrued liabilities	6,229	(3,483)	6,495	(5,358)

Cash used in operating activities	(5,288)	(11,414)	(22,237)	(38,083)

Investing activities
Capital expenditures	(372)	(2,669)	(1,974)	(7,070)
Maturity of short-term investments	25,349	9,315	46,904	29,309
Purchase of short-term investments	—	(1,286)	(29,453)	(26,589)
Purchase of short-term investments reclassified to investments	(14,400)	—	(14,400)	—
Reclassification of cash equivalents to investments (note 4)	(2,634)	—	(2,634)	—
Intangible assets	(91)	(155)	(529)	(493)
Proceeds on disposal of capital assets (note 9)	8	—	14,370	312

Cash provided from (used in) investing activities	7,860	5,205	12,284	(4,531)

Financing activities
Repayment of long-term debt (note 6)	—	—	—	(10,434)
Issuance of common shares of subsidiaries	—	99	14	285
Issuance of common shares (note 7)	27	180	27	4,484
Issuance of convertible debentures of subsidiary	—	—	—	2,000
Net cash outflow on deconsolidation of former subsidiary (note 3)	—	—	(2,306)	—

Cash provided from (used in) financing activities	27	279	(2,265)	(3,665)

Effect of exchange rate changes on cash and cash equivalents	(193)	(2)	(518)	(7)

Net increase (decrease) in cash and cash equivalents	2,406	(5,932)	(12,736)	(46,286)
Cash and cash equivalents at beginning of period	30,239	75,319	45,381	115,673

Cash and cash equivalents at end of period	$32,645	$69,387	$32,645	$69,387

Cash and cash equivalents is comprised of:
Cash	$7,962	$9,592	$7,962	$9,592
Cash equivalents	24,683	59,795	24,683	59,795

Supplemental disclosure of cash flow information:
Non-cash capital asset additions included in accounts payable and accrued liabilities	$129	$273	$129	$273

The Westaim Corporation
Notes to Interim Consolidated Financial Statements for the nine months ended September 30, 2007 (unaudited)
(thousands of dollars)
These interim consolidated financial statements should be read in conjunction with the Company’s most recent annual audited financial statements.
Note 1 – Significant Accounting Principles
These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), following the same accounting policies and methods of computation as the most recent annual consolidated financial statements. These interim consolidated financial statements do not include all disclosures that would be included in the Company’s annual audited consolidated financial statements. All amounts are expressed in thousands of dollars except share and per share data.
Recently Adopted Accounting Pronouncements
In 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued three new standards: Comprehensive Income; Financial Instruments – Recognition and Measurement; and Hedges. These Sections became effective for the Company on January 1, 2007 and require the following:
a) In Section 1530 “Comprehensive Income”, certain gains and losses arising from changes in fair value are temporarily recorded outside the statement of operations in accumulated other comprehensive income as a separate component of shareholders’ equity.
Comprehensive loss is comprised of the Company’s net loss and other comprehensive income (loss). Other comprehensive income (loss) may include any unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining foreign operations and changes in the fair market value of derivative instruments designated as cash flow hedges, all net of income taxes. On implementation of Section 1530, amounts previously recorded as cumulative translation adjustment are now included in accumulated other comprehensive income (loss). At September 30, 2007, the balance of accumulated other comprehensive loss of $1,634 (December 31, 2006 – $676) is comprised solely of foreign currency translation losses on the Company’s net investment in its self-sustaining foreign operations.
b) In Section 3855 “Financial Instruments – Recognition and Measurement” and Section 3865 “Hedges”, all financial instruments including derivatives are to be included on a company’s balance sheet and measured either at their fair value or, in limited circumstances, when fair value may not be considered most relevant, at cost or amortized cost. These Sections specify when gains and losses, as a result of changes in fair value, are to be recognized in the statement of operations. Section 3855 requires that all financial assets and liabilities be accounted for using one of five available accounting models, being: held-to-maturity, available-for-sale, held-for-trading, loans and receivables and other liabilities. All financial instruments classified as available-for-sale, held-for-trading, and derivative financial instruments meeting certain recognition criteria, are carried at fair value. Changes in the fair value of financial instruments designated as held-for-trading and recognized derivative financial instruments are charged or credited to the statement of operations for the current period, while changes in the fair value of financial instruments designated as available-for-sale are charged or credited to other comprehensive income and charged or credited to the statement of operations when the instrument is sold. All other financial assets and liabilities are accounted for at amortized cost depending upon the nature of the instrument. Financial assets and liabilities designated as held-to-maturity are initially recognized at their fair values, with any resulting premium or discount from the fair value being amortized to income or expense using the effective interest method. After their initial fair value measurement, they are measured at amortized cost using the effective interest rate method. Section 3855 requires the Company to make certain elections, upon initial adoption of the new rules, regarding the accounting model to be used to classify and measure each financial instrument. Section 3855 also requires that transaction costs incurred by the Company in connection with the acquisition of various financial assets or liabilities be recorded as a reduction of the carrying value of the related financial instrument and amortized using the effective interest rate method or expensed as incurred. EIC-166, issued on June 1, 2007, requires that the same accounting policy choice for transaction costs be made for all similar financial instruments classified as other than held-for-trading. Section 3855 does not permit the restatement of financial statements of prior periods.
The following is a summary of the accounting model the Company has elected to apply to each of its significant categories of financial instruments on implementation at January 1, 2007 and for the nine months ended September 30, 2007:

Cash and cash equivalents Short-term investments Long-term investments Accounts receivable Accounts payable and accrued liabilities Long-term debt	held-for-trading held-for-trading held-for-trading loans and receivables other liabilities other liabilities
The implementation of these Sections did not have a material impact on the Company’s consolidated financial statements.
Derivative instruments are recorded at fair value unless exempted from derivative treatment as normal purchases and sales. All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case, changes in fair value are recorded in other comprehensive income (loss). The Company has elected to apply this accounting treatment for embedded derivatives on transactions entered into after January 1, 2003, and the change in accounting policy did not have an impact on the consolidated financial statements.
For cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities, the carrying value approximates fair value due to their short-term nature.
In January 2005, the CICA issued a new Section to the CICA Handbook, Section 3251 “Equity” which became effective for the Company on January 1, 2007. This Section establishes standards for the presentation of equity during a reporting period. The implementation of this Section did not have a material impact on the Company’s consolidated financial statements.
Effective January 1, 2007, the Company adopted CICA Handbook Section 1506 “Accounting Changes” which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. Under the new standard, accounting changes should be applied retroactively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policies are made only when required by a primary source of GAAP or the change results in more relevant and reliable information. The Company has determined that the application of this Section did not have any impact on the consolidated financial statements.
Future accounting pronouncements
Effective January 1, 2008, the Company will be required to adopt two new CICA standards, Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation” which will replace Section 3861 “Financial Instruments – Disclosure and Presentation”. The new Disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how these risks are managed. The new Presentation standard carries forward the former presentation requirements. The Company is currently assessing the impact these new standards will have on its consolidated financial statements.
Effective January 1, 2008, the Company will be required to adopt CICA Section 3031 “Inventories”. This Section relates to the accounting for inventories and revises and enhances the requirements for assigning costs to inventories. The

The Westaim Corporation
Notes to Interim Consolidated Financial Statements for the nine months ended September 30, 2007 (unaudited)
(thousands of dollars)
Note 1 – Significant Accounting Principles (continued)
Company is currently assessing the impact of the implementation of this Section on its consolidated financial statements.
In November 2006, the CICA issued new Handbook Section 1535, “Capital Disclosures”, effective for annual and interim periods beginning on or after October 1, 2007. This Section establishes standards for disclosing information about an entity’s capital and how it is managed in order that a user of the financial statements may evaluate the entity’s objectives, policies and processes for managing capital. This new Standard is not expected to have a material effect on the Company’s consolidated financial statements.
In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public entities, being converged with International Financial Reporting Standards over a transitional period currently expected to be about five years. The precise timing of convergence will depend on an Accounting Standards Board progress review to be undertaken by early 2008. The impact of this transition on the Company’s consolidated financial statements has not yet been determined; however, management continues to monitor these regulatory developments.
Note 2 – Non-controlling Interest
The Company’s ownership in Nucryst Pharmaceuticals Corp. (“Nucryst”) was 74.6% at September 30, 2007 and 74.8% at December 31, 2006. The Company continues to consolidate the financial statements of Nucryst with the non-controlling interest being reported separately in the consolidated statements of operations and consolidated balance sheets. The non-controlling interest for the three months ended September 30, 2007 amounted to $702 (2006 – $527) and $2,099 (2006 – $2,756) for the nine months ended September 30, 2007. In addition, the Company recorded a loss on the issuance of shares of Nucryst of $98 (2006 – $10) for the three months ended September 30, 2007 and $121 (2006 – $94) for the nine months ended September 30, 2007. The shares were issued by Nucryst in relation to its stock-based compensation plans.
Note 3 – Dilution gain
In the first quarter of 2007, a subsidiary issued 11,954,000 common shares for proceeds of $5,977 to private investors which reduced the Company’s voting interest in the subsidiary to 22.1%. With this dilution in ownership, the net assets of the subsidiary are no longer consolidated and in the first quarter of 2007, the Company recorded a dilution gain of $4,525 resulting from a reduction in cash of $2,306, a reduction of long term debt of $8,000 and an increase in net working capital of $115. The Company also recorded a deferred gain of $1,284 in the first quarter of 2007 representing a deficiency in the investment. This investment is classified as an available-for-sale security.
As a result of this dilution event, the Company’s consolidated non-capital losses, unclaimed scientific research and development expenditures, and research and development tax credits, have been reduced by approximately $16,000, $76,000 and $18,000 respectively.
In the third quarter of 2007, the convertible debentures of the subsidiary were converted to common shares which reduced the Company’s economic interest in the subsidiary to 14.6%.
Note 4 – Investments in Third Party Asset-Backed Commercial Paper
At September 30, 2007, the Company held investments in the amount of $17.0 million in Canadian third party asset-backed commercial paper (“Third Party ABCP”). Third Party ABCP held by the Company was rated by the Dominion Bond Rating Service (“DBRS”) as R-1 (high) and met the criteria of the Company’s investment policy. An R-1 (high) rating by DBRS is the highest rating for commercial paper.
DBRS placed Third Party ABCP “Under Review with Developing Implications” following an announcement on August 16, 2007 that a consortium representing banks, asset providers and major investors had agreed in principle to a long-term proposal and interim agreement regarding Third Party ABCP (the “Montreal Proposal”). Under this proposal, the affected Third Party ABCP would be converted into term floating rate notes maturing no earlier than the scheduled termination dates of the underlying assets. The Montreal Proposal called for investors to continue to roll their Third Party ABCP during the standstill period.
On September 6, 2007, a Pan Canadian Committee (the “Committee”) was formed to oversee the proposed restructuring process of the Third Party ABCP. The Committee has obtained an extension of the original standstill period from October 15, 2007 to December 14, 2007. The Company is assessing its alternatives to recover the full value of its Third Party ABCP.
The Company has classified its Third Party ABCP as long-term investments since there is no assurance that these assets will be restructured to mature within a 365-day period. The Third Party ABCP in which the Company has invested has not traded in an active market since mid-August 2007 and there are currently no market quotations available. The Company has estimated the fair value of its investments in Third Party ABCP considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. This valuation resulted in a reduction of $2,981 to the estimated fair value of the Third Party ABCP for the three and nine months ended September 30, 2007. Continuing uncertainties regarding the value of the assets which underlie the Third Party ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further change in the fair value of the Company’s investment in the Third Party ABCP which would impact the Company’s results from operations. The Company has sufficient other cash resources and credit facilities (note 14) to satisfy its financial obligations as they come due over the next twelve months.
Note 5 – Capital Assets
In the third quarter of 2007, the Company reviewed the estimated useful life of certain capital assets of its wholly owned subsidiary, iFire Technology Corp. As a result of this review, the Company reduced the estimated remaining useful life of these assets to 1.5 years from 3.5 years. The change in the remaining useful life of these assets increased depreciation expense for the three and nine months ended September 30, 2007 by $2,190. Depreciation for the year ended December 31, 2007 will increase by approximately $4,380 and depreciation for 2008 will increase by approximately $8,760. These assets will be fully depreciated by December 31, 2008.
Also in the third quarter of 2007, certain capital assets previously used by Nucryst for the production of wound care dressings and NPI 32101 powder were replaced by newer more efficient and economical equipment. As a result, Nucryst recorded a write-down of the obsolete equipment of $1,203.
Note 6 – Long-Term Debt
As at December 31, 2006, a wholly owned subsidiary of the Company had $8,000 of convertible debentures outstanding which had been issued to private investors. These debentures, which were converted to common shares in July 2007, bore interest at 5% per annum, had no recourse to the Company and were convertible into a maximum of 16,000,000 non-voting common shares of the subsidiary. These convertible debentures were financial instruments which had both debt and equity components. The value assignable to the conversion option at the date of issue was deemed to be immaterial. As a result of the dilution of the Company’s interest in this subsidiary to 22.1% in the first quarter of 2007, these debentures were no longer included in the Company’s consolidated financial statements (note 3). Interest expense on these debentures reported by the Company for the three months ended September 30, 2007 amounted to $nil (2006 – $101). Interest

The Westaim Corporation
Notes to Interim Consolidated Financial Statements for the nine months ended September 30, 2007 (unaudited)
(thousands of dollars)
Note 6 – Long-Term Debt (continued)
expense for the nine months ended September 30, 2007 amounted to $94 (2006 – $260).
In 2004, iFire Technology Corp. (“iFire”) entered into a Japanese Yen 1,080,000,000 loan agreement with Dai Nippon Printing Co., Ltd. (“DNP”) whereby DNP partially financed certain new equipment used to upgrade iFire’s Toronto facility. The loan carried an interest rate of 1.64% per annum and was repaid in full in Japanese Yen on June 30, 2006. Interest expense for the nine months ended September 30, 2006 amounted to $83. During the term of the loan, the Company entered into forward transactions to purchase 918,901,467 Japanese Yen to hedge the foreign exchange exposure of the loan. For the nine months ended September 30, 2006, realized losses totaled $2,107, of which, $1,994 had been previously accrued, resulting in a loss of $113 being reported in foreign exchange.
Note 7 – Capital Stock
Changes in the Company’s common shares outstanding for the three and nine months ended September 30, 2007 and September 30, 2006 are as follows:

	Three months ended				Nine months ended
	September 30				September 30
Common	2007	2006	2007	2006	2007	2006	2007	2006
Shares (000)	Number		Stated Capital		Number		Stated Capital

Beginning of period	94,081	93,928	$426,222	$425,878	93,979	92,901	$426,122	$421,466
RSUs exercised	—	—	—	—	102	—	100	—
Employee share purchase plan	55	51	40	244	55	51	40	244
Stock options exercised	—	—	—	—	—	1,027	—	4,412

End of period	94,136	93,979	$426,262	$426,122	94,136	93,979	$426,262	$426,122

For the nine months ended September 30, 2007, 102,246 shares were issued as settlement for 102,246 fully vested Restricted Share Units (“RSUs”).
No options were exercised in the first nine months of 2007. In the nine months ended September 30, 2006, 1,027,200 options were exercised at a weighted average price of $4.19 and $108 was reclassified from contributed surplus to share capital. As a result of the exercise of subsidiary stock options during the three and nine months ended September 30, 2006, contributed surplus was reduced by an additional $11 and $24 respectively.
In the third quarter of 2007, 54,531 (2006 – 50,909) common shares were issued with respect to the Company’s employee share purchase plan at an issue price of $0.49 (2006 – $3.55). The fair value of the rights to acquire these common shares of $13 (2006 – $64) was reclassified from contributed surplus to share capital.
Note 8 – Stock-based Compensation Plans
Employee and Director Stock Options – Changes under the Company’s stock option plans for the three and nine months ended September 30, 2007 and September 30, 2006 are as follows:

	Three months ended		Nine months ended
Common share stock options	September 30		September 30
(000)	2007	2006	2007	2006

Outstanding at beginning of period	4,698	4,298	4,432	5,050
Granted	—	—	465	275
Exercised	—	—	—	(1,027)
Expired	(68)	—	(217)	—
Forfeited	(335)	—	(385)	—

Outstanding at end of period	4,295	4,298	4,295	4,298

No options were granted or exercised in the third quarter of 2007 or 2006. In the nine months ended September 30, 2007, the Company granted 465,000 options (2006 – 275,000) for common shares of the Company at a weighted average exercise price of $1.23 (2006 – $6.18) and no options were exercised (2006 – 1,027,200). In the third quarter of 2007, 335,000 options with a weighted average exercise price of $7.09 were forfeited and 68,335 options with a weighted average exercise price of $7.80 expired. In the nine months ended September 30, 2007, 385,000 options with a weighted average exercise price of $6.33 were forfeited and 216,835 options with a weighted average exercise price of $5.77 expired.
In accordance with GAAP, the Company records the fair value of stock options including those of its subsidiaries in the consolidated financial statements. For the three and nine months ended September 30, 2007, corporate costs, research and development, and general and administrative expenses include compensation expense totaling $630 (2006 – $483) and $1,703 (2006 – $1,187) respectively relating to stock options with a corresponding addition to contributed surplus. Also included in general and administration costs in the three and nine months ended September 30, 2007, is compensation expense of $69 (2006 – $nil) and $80 (2006 – $36) respectively relating to the direct award of restricted shares by Nucryst with a corresponding increase in the non-controlling interest on the Company’s consolidated balance sheet.
The fair value of each option grant by the Company is estimated using the Black-Scholes option pricing model assuming no dividends are paid on common shares, a risk-free interest rate of 3.93% (2006 – 3.89%), an average life of 7.0 years and a volatility of 63.57% (2006 – 58.08%). The amounts computed according to the Black-Scholes pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.
Directors’ Deferred Share Units – The Company maintains a Deferred Share Unit Plan for the non-executive Directors of the Company. Deferred Share Units (“DSUs”) are issued at the market value of the Company’s shares at the date of grant and vest upon death or retirement of the non-executive Director. Directors may elect to receive additional DSUs in lieu of fees, which are issued at 90% of the market value of the Company’s shares at the date of grant.
Compensation recovery relating to DSUs during the three months ended September 30, 2007 amounted to $56 (2006 – $1,190) and for the nine months ended September 30, 2007 amounted to $489 (2006 expense - $528). As at September 30, 2007, a liability of $296 (December 31, 2006 – $974) has been accrued with respect to issued DSUs. In the second quarter of 2007, 196,118 DSUs were exercised and settled with a cash payment of $190.
Restricted Share Unit Plan - The Company maintains an RSU Plan for the Executive Officers of the Company. These units vest over three years and are payable when fully vested in a combination of common shares and cash at the weighted average trading price at the date of exercise. Compensation expense with respect to RSUs during the three months ended September 30, 2007 amounted to $60 (2006 recovery – $494) and for the nine months ended September 30, 2007 amounted to a recovery of $23 (2006 expense – $79). The liability with respect to these units is accrued over the vesting period and amounted to $110 at September 30, 2007 (December 31, 2006 – $546). For the nine months ended September 30, 2007, 449,659 RSUs with a value of $412 have been settled with the issuance of 102,246 common shares of the Company and cash payments of $312.
Stock Appreciation Rights - Employees of the Company, other than Executive Officers, are granted Stock Appreciation Rights (“SARs”). SARs are issued at the market value of the Company’s shares at the date of grant, vest over three years and are payable when vested in cash at the amount by which the market value of the Company’s shares exceed the share price at the date of grant. Net changes in the value of SARs are recognized as compensation expense over the vesting period. There was no accrued liability relating to SARs at September 30, 2007 or December 31, 2006. Compensation recovery with respect to SARs during the three

The Westaim Corporation
Notes to Interim Consolidated Financial Statements for the nine months ended September 30, 2007 (unaudited)
(thousands of dollars)
Note 8 – Stock-based Compensation Plans (continued)
months ended September 30, 2007 amounted to $nil (2006 – $277) and for the nine months ended September 30, 2007 amounted to $nil (2006 – $128).
For the three months ended September 30, 2007, corporate costs include compensation expense totaling $4 (2006 – recovery $1,941) relating to DSUs, RSUs and SARs, and for the nine months ended September 30, 2007, corporate costs include compensation recovery of $512 ($2006 expense – $520).
Subsidiary Stock-based Compensation Plans – SARs have been granted to employees of iFire. These SARs vest over time and may be settled with cash, shares of iFire or shares of the Company at the Company’s option. The exercise prices of SARs granted are not less than the fair value of the subsidiary’s stock at the time of the grant. Net changes in the value of subsidiary SARs, measured as the amount by which quoted market prices or fair value exceeds the exercise price at the measurement date, is recognized as compensation expense over the SARs’ vesting period. There was no accrued liability relating to subsidiary SARs at September 30, 2007 or December 31, 2006. Research and development, and general and administrative expenses included compensation expense relating to SARs of $nil (2006 – recovery $27) for the three months ended September 30, 2007 and $nil (2006 recovery – $19) for the nine months ended September 30, 2007.
There were no Nucryst SARs outstanding at September 30, 2007 or December 31, 2006. During the nine months ending September 30, 2006, 10,376 Nucryst SARs were exercised and settled through the issuance of 7,610 common shares of Nucryst.
Nucryst Directors and certain Executives have been granted RSUs. These units are issued at the market value of a Nucryst share at the date of grant, vest over two to three years and are payable in common shares of Nucryst. Net changes in the value of these RSUs are recognized as compensation expense over the vesting period with an offset to contributed surplus. General and administrative expenses included compensation expense relating to Nucryst RSUs of $3 (2006 – $nil) for the three months ended September 30, 2007 and $57 (2006 – $nil) for the nine months ended September 30, 2007.
Note 9 – Gain on Sale of Capital Assets
In the second quarter of 2007, the Company sold its real estate holdings in Fort Saskatchewan, Alberta for net proceeds of $14,362 and recorded a gain on the sale of these assets of $8,647.
Note 10 – Agreements with Smith & Nephew
On September 30, 2007, Nucryst and Smith & Nephew plc (“Smith & Nephew”) signed amended agreements for the sale to Smith & Nephew of Acticoat™ wound care dressings manufactured by Nucryst. The new agreements amended the criteria for the achievement of sales milestones that resulted in a U.S. $5,000 sales milestone earned by Nucryst in the third quarter of 2007. The cost to manufacture Acticoat™ products was previously fully reimbursed to Nucryst. The cost recovery structure has been amended so that the parties will annually come to an agreement on the direct costs and fixed overhead costs for manufacturing these products. A U.S. $4,500 manufacturing cost rebate, relating to 2007, became due to Smith & Nephew on September 30, 2007 under the terms of the amended agreements. Nucryst has also committed to similar payments of U.S. $4,500 in each of the years 2008 and 2009. The manufacturing cost rebate is recorded as a reduction to wound care product revenue. After 2009, additional amounts may become due under the terms of the agreements.
Milestone revenue for the three and nine months ended September 30, 2007 was $5,127 (2006 – $nil) with a corresponding increase to accounts receivable. Wound care product revenue for the three and nine months ended September 30, 2007 was reduced by $3,461 (2006 – $nil) with an increase of $1,154 to other assets and an increase of $4,615 to accounts payable and accrued liabilities relating to the 2007 manufacturing cost rebate.
Note 11 – Loss per Share
The Company uses the treasury stock method to calculate diluted earnings per share. Under the treasury stock method, the numerator remains unchanged from the basic earnings per share calculation, as the assumed exercise of the Company’s stock options does not result in an adjustment to income. The impact of all dilutive securities on loss per share is anti-dilutive for the three and nine months ended September 30, 2007 and 2006. There were no dilutive securities relating to stock-based compensation plans for the third quarter of 2007 (2006 – 226,123) or for the nine months ended September 30, 2007 (2006 – 594,574).
Note 12 – Segmented Information

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006

Revenue
Nucryst Pharmaceuticals	$7,839	$8,203	$20,656	$22,451

Operating Loss
Nucryst Pharmaceuticals	$(195)	$(2,638)	$(4,167)	$(9,016)
iFire Technology	(8,358)	(8,443)	(26,982)	(28,731)
Other (including corporate costs)	(4,194)	229	(8,979)	(4,817)

	$(12,747)	$(10,852)	$(40,128)	$(42,564)

Note 13 – Corporate Reorganization
On May 23, 2007, the Company announced an operational restructuring in which staffing levels at iFire would be reduced to a core development team focused on advancing phosphor performance and reducing variability in the luminance, life and uniformity of iFire’s flat panel display technology. Staffing levels at the Company’s administrative offices are also being reduced as part of this restructuring.
The total operational restructuring costs, including severances and transition costs, are estimated to amount to $7,555 of which $2,320 has been expensed in the three months ended September 30, 2007 and $6,627 has been expensed in the nine months ended September 30, 2007. Of these amounts, $22 is included in general and administrative expenses for the three months ended September 30, 2007 and $2,650 for the nine months ended September 30, 2007 while $2,298 is included in corporate costs for the three months ended September 30, 2007 and $3,977 for the nine months ended September 30, 2007 in the consolidated statement of operations. In addition, approximately $900 in costs have not yet been expensed as they relate to future estimated severance amounts and to completion bonus arrangements which will be charged to operations evenly over the employees’ expected remaining employment period. These amounts do not include additional severance costs that will be incurred as a result of the decision to sell iFire discussed in note 14 below. Included in accounts payable and accrued liabilities at September 30, 2007 are accrued severances and transition costs of $2,766 relating to the operational restructuring.
Note 14 – Subsequent Events
Subsequent to September 30, 2007, the Company received a credit offer from a major Canadian financial institution subject to final documentation. Under the terms of the credit offer, the Company may borrow up to $12,600 for 364 days. Borrowings will be secured by Third Party ABCP of equivalent value held by the Company.
On November 13, 2007, the Company announced that it would be further reducing staff levels and will seek a buyer for the business and assets of iFire. Accordingly, in the future, the results from operations of this business will be accounted for on a discontinued basis. Operating expenses excluding severance costs and depreciation will be significantly lower in the fourth quarter of 2007. Severance costs as a result of this decision are estimated to amount to approximately $2,000.

The Westaim Corporation
Notes to Interim Consolidated Financial Statements for the nine months ended September 30, 2007 (unaudited)
(thousands of dollars)
Note 14 – Subsequent Events (continued)
Amounts included in the consolidated balance sheet relating to iFire are as follows:

	September 30,	December 31,
	2007	2006

Current assets	$524	$486
Accounts payable and accrued liabilities	(1,206)	(1,282)

Net working capital deficiency	(682)	(796)
Capital assets	33,372	43,650
Intangible assets	2,565	3,175
Other liabilities	180	180

The results of iFire’s operations are summarized as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006

Operating loss	$(8,358)	$(8,443)	$(26,982)	$(28,731)
Net loss	(8,361)	(8,412)	(27,228)	(28,797)

It is too early in the sale process to determine the realizable value of the business and, therefore, no adjustments have been made to the carrying value of iFire’s assets at September 30, 2007. Carrying values will be reassessed during the fourth quarter of 2007.